Exhibit 12.4
Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

Three Months Ended March 31, 2006
Net income from continuing operations	$3,679
Add- Taxes based on income	2,342
Net income before income taxes	6,021

Add- fixed charges:
Interest on long term debt	10,756
Amortization of net debt premium, discount, expenses and losses	848
Total fixed charges	11,604

Earnings available for fixed charges	17,625

Ratio of earnings to fixed charges	1.51

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	574
Adjustment to pre-tax basis	366
940

Combined fixed charges and preferred stock dividend requirements	$12,544

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.40